SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 29, 2004

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

An official English translation of Dassault Systemes’ unaudited consolidated and condensed half-year financial statements and activity report from January 1, 2004 to June 30, 2004 (based on French GAAP), as published in the Bulletin des Annonces Legales Obligatoires (BALO) on October 29, 2004.

HALF-YEAR ACTIVITY
REPORT

January 1, 2004 – June 30, 2004

1.	Financial Information

a.	Results for the first half of 2004

All financial information presented in this report is reported in accordance with French generally accepted accounting principles.

Dassault Systèmes group’s total revenue for the first half of 2004 amounted to 368.7 million euros, increasing 5% on a reported basis and 9% in constant currencies, compared to the first half of 2003.

Software revenue totaled 307.8 million euros, increasing 4% on a reported basis and 8% in constant currencies, compared to the first half of 2003. The increase in software revenue reflects the sales growth of both PLM and SolidWorks solutions.

Service revenue totaled 60.9 million euros, increasing 13% on a reported basis and 18% in constant currencies compared to the first half of 2003. This increase is linked to the 7E7 project with Boeing and an increase in PLM projects in general, including a number of projects focused on best practices.

Operating income totaled 95.4 million euros, increasing 18.8% compared to the first half of 2003. Consolidated net income totaled 56.2 million euros and net diluted income per share equaled .48 euros, compared to 35.1 million euros and .31 euros, respectively, in the first half of 2003 (representing a growth of net income per share of 55%).

Revenue of the parent company, Dassault Systèmes SA totaled 228 million euros in the first half of 2004 (compared to 217.0 million euros in the first half of 2003), and net income totaled 45.0 million euros (compared to 40.0 million euros in the first half of 2003).

As a result of the resilience of the Company’s business model, and despite the negative impact of foreign currency exchange rates, Dassault Systèmes’ performance for the first half of 2004 slightly outperformed market expectations.

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Dassault Systèmes – société anonyme with a share capital of 113,403,665 euros

b.	Transition to IFRS Accounting Standards

In accordance with applicable regulations, Dassault Systèmes will be required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as of January 1, 2005. The Company launched its conversion project in September 2003. At this stage, the Company believes that the adoption of the following IFRS may have a significant impact on its consolidated financial statements: Share-based Payments, Business Combinations, Financial Instruments and Employee Benefits. This list is not final, both because the conversion process is not complete and because certain IFRS have yet to be published in their final form.

2.	Strategy, technology and partnerships

a.	PLM (Product Lifecycle Management)

Dassault Systèmes and IBM announced that they introduced a new specialized product lifecycle management industry solution (including software and best practices) for Electronics manufacturers, designed to help them better manage the growing complexity of electronic product development. Collaborative Systems Engineering for Electronics (CSE-E) optimizes the early definition stages of product development when companies establish the requirements, functions and systems architecture of a new product, and generally commit up to 80% of its cost. CSE-E also shortens time-to-market by facilitating design reuse from the earliest stages of the development process, and reduces the costs and risks associated with the launch of a new product.

Dassault Systèmes and Lattice Technology announced that they have entered into a long-term strategic partnership to create a significantly more open and efficient 3D XML solution enabling the exchange of 3D data among manufacturers and suppliers, partners and customers. Using Lattice Technology’s applications, users will be able to generate 3D manuals, parts lists, marketing brochures, assembly instructions, and parts databases. The solutions will provide functions to create 3D interactive Web pages or office documents enabling users to combine 3D data, 2D images, structured data, text and graphics together in a single lightweight document.

The highlight of the first quarter of 2004 was the announcement of new release V5R13 of Version 5, part of Dassault Sytsèmes’ portfolio of product lifecycle solutions, for the CATIA, DELMIA, ENOVIA and SMARTEAM brands.

V5R13 brings added value to manufacturers and their subcontractors by allowing them to deploy proven PLM work methodologies aimed at significantly reducing the development cycle.

A major innovation in the V5R13 release is the new ENOVIA VPM Navigator product that enables manufacturers to take maximum advantage of relational design, integrating ENOVIA’s virtual product definition into CATIA’s easy-to-use design environment.

Board of Directors’ Meeting – October 7, 2004 –Page
Dassault Systèmes – société anonyme with a share capital of 113,403,665 euros

In September 2004, Dassault Systèmes launched the Version 5 Release 14 of its product lifecycle management portfolio. The new V5R14, called “Imagine and Work as a Global Team”, introduced breakthrough innovations for industrial design and improved collaborative product development.

b.	SOLIDWORKS

SolidWorks Corporation introduced SolidWorks2005, delivering new features to make design engineers and others faster, more accurate and more productive as they bring their innovations to market. SolidWorks 2005 software delivers powerful drawing capabilities, significant ease of use, and a number of new productivity features. With more than 250 customer-requested features and enhancements SolidWorks 2005 includes significant new features for machine, mold and consumer product designers. SolidWorks 2005 uniquely encompasses 3D design, analysis, product data management, collaboration, and injection-molded plastic part validation software in a single offering.

SolidWorks Corporation also introduced Cosmos 2005, a new release with 100 improvements on new advanced analysis solutions in easy to use applications.

3.	Clients, distribution networks, marketing and services

In constant currencies, Dassault Systèmes’ revenue increased 9%, with a constant currency increase of 10% in the Americas, 5% in Europe and 15% in Asia.

In the Company’s Process-centric business, 14,709 CATIA licenses were sold in the first half of 2004, up 4% in comparison to the first half of 2003.

During the first quarter of 2004, Schneider Electric and Dassault Systèmes announced a business partnership to sell DELMIA Solutions and develop Consulting and Services for the Automation and Production Engineering (production process planning, production assembly processes, and factory simulation) markets. The solutions to be jointly developed include a new product line called DELMIA Automation, dedicated to the definition, control and surveillance of automated systems.

Boeing deployed the full suite of latest generation of V5 PLM solutions (CATIA, ENOVIA, SMARTEAM and DELMIA) as a development platform company wide and for the 7E7 and future projects. Together, Boeing and Dassault Systèmes are creating a Global Collaboration Environment, a virtual development space for the 7E7 in which Boeing and its partners will digitally conceive, build and test every aspect of the 7E7 before production begins.

Other significant contracts and partnerships announced in the first half of 2004 include:

•	A partnership among Tata Technologies, IBM and Dassault Systèmes to respond to the increasing demand for PLM solutions in the Indian market;

Board of Directors’ Meeting – October 7, 2004 –Page
Dassault Systèmes – société anonyme with a share capital of 113,403,665 euros

•	An extension of the partnership among Hong Kong Polytechnic University, MTECH and Dassault Systèmes;

•	Sukhoi Civil Aircraft announced its decision to use Dassault Systèmes’ suite of PLM solutions to develop its fleet of regional jets;

•	Whirlpool decided to use Delmia Corp.'s digital manufacturing solutions;

•	Enovia Corp. and Galaxia Inc. entered into a CAAV5 software partnership to enhance solutions for Enterprise Collateral Business Processes;

•	AVIC Information Technology opened a competency center in Chine for Dassault Systèmes PLM Solutions;

•	The Bénéteau group chose Dassault Systèmes’ PLM solutions for shipbuilding.

In the Company’s Design-centric business, the number of SolidWorks licenses sold during the first half of 2004 totaled 14,140, up 14% compared to the first half of 2003.

Finally, effective July 1, 2004, Dassault Systèmes and Rand A Technology Corporation, operating under the name of Rand Worldwide, created Rand North America Inc., a joint venture focused on increasing sales of Dassault Systèmes’ PLM products in North America.

3.	Financial Results by business sector –capital operations – outlook

Process-centric revenue, including PDM, increased 3% on a reported basis, and 7% in constant currencies, compared to the first half of 2003. Dassault Systèmes Process-centric revenue totaled 299.1 million euros (after eliminations) for the first half of 2004.

Product Data Management (PDM) revenue for the first half of 2004 increased by 13% on a reported basis, and 17% in constant currencies compared with the first half of 2003.

Design-centric revenue, SolidWorks, for the first half of 2004 totaled 69.6 million euros (after eliminations), up 13% on a reported basis and 18% in constant currencies compared to the fist half of 2003.

In its July 29, 2004 press release the Company announced, a revenue growth objective of approximately 9% in constant currencies, and that, based upon of the first half results and the outlook for the second half of 2004, operating margin before acquisition costs is likely to be slightly better than the 29% realized in 2003 on a reported U.S. GAAP basis. The Company’s revenue objective for the third quarter of 2004 is between 183 million euros and 188 million euros, based upon an exchange rate of 1.25 U.S. dollars to 1.0 euro.

***

Board of Directors’ Meeting – October 7, 2004 –Page
Dassault Systèmes – société anonyme with a share capital of 113,403,665 euros

DASSAULT SYSTEMES

CONSOLIDATED CONDENSED HALF YEAR

FINANCIAL STATEMENTS

Period from January 1st, 2004 to June 30, 2004

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of euro)	June 30, 2004	December 31, 2003

ASSETS
Goodwill	17,088	24,926
Other intangible assets, net	7,973	6,990
Property and equipment, net	58,285	56,539
Financial assets	44,902	39,507
Investment in equity of unconsolidated affiliates joint-ventures	738	476
Long-term deferred tax assets	20,297	19,418
Total fixed assets	149,283	147,856

Trade accounts receivable	154,683	227,579
Other current assets	99,708	95,338
Short-term investments	16,850	20,102
Cash and cash equivalents	523,775	419,572
Total current assets	795,016	762,591

TOTAL ASSETS	944,299	910,447

LIABILITIES
Share capital	113,532	113,404
Additional paid-in capital	8,079	4,940
Retained earnings	456,004	372,933
Net Income	56,192	114,098
Total Shareholders’ Equity	633,807	605,375

Provisions for liabilities and charges	29,425	20,855
Long-term debt	20,342	23,466
Accounts payable	34,324	42,264
Accrued wages and other personnel costs	58,398	54,212
Sales incentive payable and unearned revenue	110,398	100,975
Other current liabilities	57,605	63,300

TOTAL LIABILITIES	944,299	910,447

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

CONSOLIDATED STATEMENTS OF INCOME

	Six Months ended,		Year ended,

(All amounts in thousands of euro, except per share data)	June 30, 2004	June 30, 2003	December 31, 2003

Revenue:
Software revenue	307,809	296,911	645,565
Services and other revenue	60,919	53,812	109,258

Total revenue	368,728	350,723	754,823

Cost of revenue:
Software	(9,829)	(11,397)	(21,709)
Services and other	(50,581)	(46,482)	(89,866)

Total cost of revenue	(60,410)	(57,879)	(111,575)

Gross profit	308,318	292,844	643,248

Research and development	(107,455)	(106,221)	(215,729)
Marketing and sales	(80,957)	(79,723)	(162,578)
General and administration	(23,366)	(23,036)	(46,720)
Amortization of acquired technology	(1,129)	(3,540)	(5,925)

Operating income	95,411	80,324	212,296

Financial revenue and other, net	2,474	(1,459)	2,458
Income before income taxes	97,885	78,865	214,754
Income tax expense	(34,152)	(30,108)	(76,179)
Income from consolidated companies	63,733	48,757	138,575
Equity in net income of unconsolidated affiliates joint-ventures	429	263	419
Goowill amortization	(7,970)	(13,920)	(24,896)

Net income	56,192	35,100	114,098

Basic net income per share	€ 0.50	€ 0.31	€ 1.01
Diluted net income per share	€ 0.48	€ 0.31	€ 0.99

Basic weighted average shares outstanding (in millions)	113.1	113.2	113.0
Diluted weighted average shares outstanding (in millions)	116.0	114.0	114.7

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of euro)	Six months ended,	Year ended,
	June 30, 2004	December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	56,192	114,098
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	6,531	15,302
Amortization of intangible assets	9,934	32,647
Deferred income taxes	(37)	(10,813)
Dilution gain on issuance of SolidWorks stock	(2,384)	(2,450)
Other	(3,360)	919
Changes in current assets and liabilities:
(Increase) decrease in trade accounts receivable	68,096	(5,093)
(Increase) decrease in other current assets	(4,994)	2,013
Increase (decrease) in accounts payable, accrued wages and other personnel costs	781	12,432
Increase (decrease) in sales incentive payable	(3,818)	577
Increase (decrease) in unearned revenue	11,387	4,376
Increase (decrease) in income taxes payable	4,194	6,116
Increase (decrease) in other current liabilities	(5,460)	7,250

NET CASH PROVIDED BY OPERATING ACTIVITIES	137,062	177,374

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sales of property and equipment	3,065	12
Additions to intangible assets	(2,767)	(3,399)
Additions to property and equipment	(10,441)	(15,837)
Short-term investments:
Purchases	-	(63,962)
Proceeds from sales and maturities	3,997	58,029
Payment for acquisitions, net of cash acquired	(1,050)	(6,085)
Increase in long-term receivables	(4,725)	(13,670)
Other	-	(282)

NET CASH USED IN INVESTING ACTIVITES	(11,921)	(45,194)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of treasury stock	-	(29,450)
Proceeds from exercise of stock options	12,365	4,458
Cash dividends paid	(38,435)	(37,225)
Payments on capital lease obligation	-	(211)

NET CASH USED IN FINANCING ACTIVITIES	(26,070)	(62,428)

Effect of exchange rate changes on cash	5,132	(22,134)

Increase (decrease) in cash and cash equivalents	104,203	47,618

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	419,572	371,954

CASH AND CASH EQUIVALENTS AT END OF PERIOD	523,775	419,572

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands of euro)	Common Stock	Paid-in capital	Retained earnings	Currency Translation adjustment	Total

December 31, 2001	114,446	25,228	387,152	24,052	550,878
Net income			105,986		105,986
Foreign currency translation adjustment				(34,933)	(34,933)
Exercise of stock-options	125	3,268	565		3,958
Cash dividends paid			(37,601)		(37,601)

December 31, 2002	114,571	28,496	456,102	(10,881)	588,288

Net income			114,098		114,098
Foreign currency translation adjustment				(35,221)	(35,221)
Purchase and retirement of common shares	(1,375)	(28,075)			(29,450)
Exercise of stock-options	208	4,519	158		4,885
Cash dividend paid			(37,225)		(37,225)

December 31, 2003	113,404	4,940	533,133	(46,102)	605,375

Net income			56,192		56,192
Foreign currency translation adjustment				7,345	7,345
Exercise of stock-options	128	3,139	63		3,330
Cash dividend paid			(38,435)		(38,435)

June 30, 2004	113,532	8,079	550,953	(38,757)	633,807

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS

NOTE A – DESCRIPTION OF BUSINESS

Dassault Systèmes and its subsidiaries (the “Company”) develops and sells integrated solutions created to manage its customers’ industrial product lifecycles (“Product Lifecycle Management” or “PLM”) from their initial product concept and design to their maintenance through manufacturing simulation and to offer the power of 3D visualization to the largest number of users.

The Company operates in two segments: one dedicated to customers who need to support product development, production and maintenance: the “Process-centric” segment and one for customers primarily focused on product design solutions: the “Design-centric” segment. Process-centric products are organized under the Company’s flagship CATIA brand for product creation (CAD/CAE), its DELMIA brand for digital manufacturing process management, its ENOVIA and SMARTEAM brands for virtual product synthesis, collaboration and product lifecycle integration. Spatial, a wholly-owned subsidiary of the Company, distributes and supports the Company’s CAA V5 development platform. CATIA, ENOVIA and SMARTEAM solutions are marketed, distributed, and supported worldwide by International Business Machines Corporation (IBM).

The Company’s Design-centric products and services are offered under the SolidWorks brand. SolidWorks solutions are marketed, distributed, and supported directly by the Company or through various independent sales representatives.

In addition to the development and sale of software products, the Company also provides services and obtains other revenue from its support of IBM marketing and distribution efforts, direct support to customers, technological consulting services, and hardware resale activities.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

NOTE B – ACCOUNTING POLICIES

The consolidated financial statements of Dassault Systèmes and its subsidiaries (the “Company”) are prepared in accordance with generally accepted accounting principles in France, as defined by the January 3, 1985 French Law and by the 99-02 rule issued on June 22, 1999 by the “Comite de reglementation comptable”. The half-year consolidated financial statements were prepared using the same accounting principles as those used for the annual consolidated financial statements.

The Company also prepares separate financial statements in conformity with accounting principles generally accepted in the United States “US GAAP”. Differences between financial statements prepared under French GAAP and US GAAP are summarized in Note K.

The income tax provision is calculated using the estimated average annual effective tax rate applied to the pre-tax income for the period.

Pension costs for the period were estimated based on actuarial valuations performed in fiscal year 2002.

NOTE C – GOODWILL AND INTANGIBLE ASSETS

Changes in goodwill and other intangible assets during the six-month period ended June 30, 2004 are presented below:

(in thousands of euro)	Goodwill	Software	Patents and Trademarks	Total

Gross value as of December 31, 2003	264,406	64,418	4,843	333,667
Amortization for the year	(239,480)	(58,911)	(3,360)	(301,751)
Net value as of December 31, 2003	24,926	5,507	1,483	31,916
Additions	-	2,764	3	2,767
Amortization for the semester	(7,970)	(658)	(1,306)	(9,934)
Exchange differences	132	122	58	312

Net value as of June 30, 2004	17,088	7,735	238	25,061

Goodwill is amortized over three years.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

NOTE D – INVESTMENTS

(in thousands of euro)	Six months ended,	Year ended,
	June 30, 2004	December 31, 2003

Investments
ImpactXoft	8,805	8,474
MSC.Software	5,759	5,542
Other	1,333	1,366
Total investments	15,897	15,382

Loans receivable			Interest rate
RAND	23,514	23,128	5.5%
ImpactXoft	8,227	3,959	5.0%
Other	2,538	1,742	5.0%
Total loans receivable	34,279	28,829

Less: current portion	(5,274)	(4,704)

Total loans and investments	44,902	39,507

NOTE E – ACCOUNTS RECEIVABLE AND TRANSACTIONS WITH RELATED PARTIES

CATIA, ENOVIA and SMARTEAM products are marketed, distributed and supported principally by IBM, pursuant to a mutually, non-exclusive agreement that encompasses such activities.

Revenue obtained through the commercial relationship with IBM comprised 55% of the consolidated revenues of the Company for the period ended June 30, 2004 and 59% for the year ended December 31 2003.

IBM is under no contractual obligation to continue to actively market and distribute the Company’s products, and IBM may choose to discontinue such activities, without penalty, at its discretion. A decision by IBM to cease or substantially reduce its marketing and distribution efforts would likely cause a significant interruption in such activities which would adversely affect the financial position and operating results of the Company, at least in the short-term. However, management believes its long-term relationship with IBM is based upon mutual respect and success, and management is not aware of circumstances related to either party, which would cause the relationship to be terminated.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

The balances of trade accounts receivable with IBM were €58,236 thousands and €101,986 thousands at June 30, 2004 and December 31, 2003, respectively, substantially all of which relates to software revenue. Management believes that the financial position of IBM mitigates the potential credit risk related to the concentration of its trade accounts receivable with IBM.

The Company licenses products for internal use to both IBM and Dassault Aviation, using commercial terms consistent with those granted to the Company’s other customers of similar size. The Company also provides services and support to Dassault Aviation. These services were provided at market conditions.

NOTE F – SHAREHOLDERS’ EQUITY

Changes to Dassault Systèmes share capital during the six-months period ended June 30, 2004 are as follows:

	Number of shares	Nominal value (in euro)	Share capital (in euro)
Share capital issued as of January 1st, 2004	113,403,665	1.00	113,403,665

Number of shares issued in 2004 with reference to the stock option plan of June 28, 1996	3,770	1.00	3,770
Number of shares issued in 2004 with reference to the stock option plan of December 15, 1997	102,587	1.00	102,587
Number of shares issued in 2004 with reference to the stock option plan of January 28, 1998	1,000	1.00	1,000
Number of shares issued in 2004 with reference to the stock option plan of November 9, 1998	9,712	1.00	9,712
Number of shares issued in 2004 with reference to the stock option plan of September 15, 1999	575	1.00	575
Number of shares issued in 2004 with reference to the stock option plan of October 5, 2001	3,780	1.00	3,780
Number of shares issued in 2004 with reference to the stock option plan of May 28, 2002	437	1.00	437
Number of shares issued in 2004 with reference to the stock option plan of January 20, 2003	5,800	1.00	5,800
Number of shares cancelled	0	1.00	0

Total	113,531,326	1.00	113,531,326

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

NOTE G – FINANCIAL REVENUE AND OTHER, NET

	Six months ended,	Six months ended,	Year ended,
(in thousands of euro)	June 30, 2004	June 30, 2003	December 31, 2003

Interest income	1,871	2,283	11,046
Interest expense	(544)	(816)	(2,672)
Foreign exchange losses, net	(1,257)	(3,361)	(7,491)
Other, net	2,404	435	1,575

Financial revenue, net	2,474	(1,459)	2,458

NOTE H – SEGMENT INFORMATION

The Company is operating in two reportable segments: the “Process-Centric” segment and the “Design-centric” segment. The “Process-centric” market serves companies seeking to optimize their industrial processes from the design stage through to manufacturing and maintenance, by doing away with all physical mock-ups. The “Design-centric” market serves companies seeking to improve specific design functions.

Data by operating segment is as follows:

	Six-months ended June 30, 2004				Six-months ended June 30, 2003				Fiscal year ended December 31, 2003
(in thousands of euro)	Process centric	Design centric	Elim.	Total	Process centric	Design centric	Elim.	Total	Process centric	Design centric	Elim.	Total
Revenues	299,604	69,758	(634)	368,728	289,432	61,879	(588)	350,723	630,509	126,113	(1,799)	754,823

Operating income	73,048	22,363		95,411	62,489	17,835		80,324	174,984	37,312		212,296

Net income	40,083	16,109		56,192	24,188	10,913		35,101	91,528	22,570		114,098

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

NOTE I – SCOPE OF CONSOLIDATION

	rights	ownership		rights	ownership

Dassault Systèmes K. K.	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Data Services	95%	95%	Consolidation	95%	95%	Consolidation
Dassault Systèmes of America Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation
SolidWorks Corporation and its subsidiaries	92.2%	92.2%	Consolidation	98.5%	98.5%	Consolidation
Delmia Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation
Enovia Corp.	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systemes Corp	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systemes AG	100%	100%	Consolidation	100%	100%	Consolidation
SmarTeam Corporation Ltd. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systèmes Provence	100%	100%	Consolidation	100%	100%	Consolidation
Delmia GmbH	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systemes Canada Inc.	100%	100%	Consolidation	100%	100%	Consolidation
Safework Inc.	100%	100%	Consolidation	100%	100%	Consolidation
Spatial Corp. and its subsidiaries	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systemes Srl.	100%	100%	Consolidation	100%	100%	Consolidation
Structural Research and Analysis Corp.	100%	100%	Consolidation	100%	100%	Consolidation
Invention Machine Corp.	20%	20%	Equity method	20%	20%	Equity method
Dassault Systemes Inc.	100%	100%	Consolidation	100%	100%	Consolidation
Knowledge Technologies International Inc.	100%	100%	Consolidation	100%	100%	Consolidation
Knowledge Technologies International Limited	100%	100%	Consolidation	100%	100%	Consolidation
Knowledge Technologies International France	100%	100%	Consolidation	100%	100%	Consolidation
Dassault Systemes Switzerland	98%	98%	Consolidation	98%	98%	Consolidation
3D PLM Software Ltd.	30%	30%	Equity method	30%	30%	Equity method
Athys SA	80%	80%	Consolidation	80%	80%	Consolidation

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

NOTE J – SEASONALITY

Quarterly operating results varied significantly and are likely to vary significantly in the future, depending on factors such as foreign currency exchange rates; the number, timing and significance of product enhancements or new products by us or our competitors; our ability to develop, introduce, and market new and enhanced versions of our products; customer order deferrals in anticipation of new or enhanced products; the timing of revenue recognition under our marketing and sales agreement with IBM; general conditions in the product lifecycle management software market, computer industries and regional economies; and other factors and events. A significant portion of sales typically occurs in the last month of each quarter. Therefore, the timing of orders and shipments, including unexpected delays, or actions taken by competitors in reducing prices or introducing new products, could result in significant quarterly fluctuations in operating results.

As is typical in the product lifecycle management software market, we normally experience our highest licensing activity for the year in December. Software revenue, total revenue, operating income and net income have generally been highest in the fourth quarter of each year.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

NOTE K – SUMMARY OF DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER FRENCH GAAP AND US GAAP

The differences are summarized below:

(in thousands of euro)	Net Equity	Net Income

French GAAP	633,807	56,192
Available for sale securities (1)	2,552	2,552
Goodwill amortization (2)	61,138	7,970
Derivative instruments (3)	(2,170)	-
Dilution gain on issuance of SolidWorks stock (4)	(3,633)	(2,384)
Other	(89)	(295)

As adjusted for U.S. GAAP	691,605	64,035

(1)	Under French GAAP, investments in equity securities are stated at the lower of cost or fair market value. Unrealized losses are recognized in income.

Under US GAAP, in accordance with SFAS 115, available for sales securities are accounted for at fair market value, with the unrealized gains or losses being recorded in shareholders’ equity, except for the net effects of an other than temporary decline in fair value below the cost basis.

(2)	Under French GAAP, goodwill is amortized over its useful life.
Under SFAS 141 (“Business Combinations”) and SFAS 142 (“Goodwill and Other Intangible Assets”), goodwill for which the acquisition date is after June 30, 2001 for the year ended December 31, 2001 and all unamortized goodwill for the period ended December 31, 2002 is not amortized. Goodwill amortization is replaced by an annual impairment test implemented at the reporting unit level using fair value measurement.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2004

(3)	Under French GAAP, financial instruments designated as hedging instruments are not recognized but are disclosed as off-balance sheet instruments. The fair market value of a financial instrument is recognized when the hedged item is recognized in earnings.
Under US GAAP, SFAS 133 requires all derivatives instruments to be recorded on the balance sheet at fair value. Changes in the fair value are recognized in earnings except for certain hedging transactions, which are reported as a component of other comprehensive income.

This exception applies to the effective portion of hedges of forecasted transactions and hedges of a the foreign currency exposure of a net investment in a foreign operation.

(4)	Under French GAAP, the issuance of new shares by SolidWorks, which decreased the Company’s ownership, was recognized as a proceeds of stock. Accordingly, a dilution gain was recognized in earnings.
Under US GAAP, the gain is not recognized as reacquisition of shares is contemplated at the time of issuance. This dilution is accounted for as an equity transaction.

NOTE L – SUBSEQUENT EVENTS

In July 2004, Dassault Systèmes and Rand A Technology Corporation, operating as RAND Worldwide announced the creation of RAND North America, Inc. The new joint venture, 60% owned by Dassault Systèmes and 40% owned by RAND Worldwide, is focused on increasing sales of Dassault Systèmes Product Lifecycle Management (PLM) software in North America. In connection with this transaction, RAND Worldwide has transferred its North American PLM software sales business unit (approximately 55 employees) to RAND North America, Inc.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 29, 2004	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration